EXHIBIT 21.1
Subsidiaries

Subsidiaries	Jurisdiction
Perficient Canada Corp.	Province of British Columbia, Canada
BoldTech International, LLC	Colorado
BoldTech Systems (Hangzhou), Ltd.	People’s Republic of China
Perficient India Private Limited	India
Perficient UK Ltd.	United Kingdom
RAS Associates, LLC	Delaware
Perficient d.o.o. Novi Sad	Serbia
Productora de Software S.A.S.	Colombia